UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2020

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

FOR IMMEDIATE DISTRIBUTION

CENTRAL PUERTO ANNOUNCES REPORTING DATE FOR THE THIRD QUARTER 2020 FINANCIAL RESULTS CONFERENCE CALL AND WEBCAST

Buenos Aires – November 2, 2020 – Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU) one of the largest private sector power generation companies in Argentina, will issue a press release announcing its Third Quarter 2020 results on November 11, 2020. Mr. Jorge Rauber, Chief Executive Officer, and Mr. Fernando Bonnet, Chief Operating Officer, will host a conference call to discuss the Company’s financial results on November 12, 2020 at 9:00 ET.

To access the conference call, please dial:

United States Participants (Toll Free): +1-888-317-6003
Argentina Participants (Toll Free): 0-800-555-0645
International Participants: +1-412-317-6061
Passcode: 3516405

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

For further information please contact:

Tomás A. Daghlian
Investor Relations Officer
inversores@centralpuerto.com
+54 11 4317-5000 ext. 2192

Av. Tomas Alva Edison 2701
Dársena E – Puerto de Buenos Aires
(C1104BAB) Ciudad de Buenos Aires
República Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 2, 2020	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact